Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@BlankRome.com

April 22, 2009

BY FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stoneleigh Partners Acquisition Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File No. 001-33502
Filed April 10, 2009

Dear Mr. Reynolds:

On behalf of Stoneleigh Partners Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 21, 2009, relating to the above-captioned Proxy Statement.  Captions and page references herein correspond to those set forth in the Revised Proxy Statement, a copy of which has been marked with the changes from the Proxy Statement. We are also delivering three (3) additional courtesy copies of such marked Revised Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Questions and Answers, page 2

1.
In your response to the question “Should I vote for the Conversion Proposal” you indicate that if “holders of a majority of the public shares elect to participate in the Conversion and convert their shares into their pro rata portion of the trust account, the stockholder approval of the conversion will constitute stockholder approval of a distribution of substantially all of Stoneleigh’s assets under Section 271 …”  Please revise your disclosure, here and elswhere as appropriate, to clarify the meaning and practical impact of this statement.  For example, would this scenario require you to abandon the Extension Amendment and dissolve?

Disclosure has been added to the notice and pages 1, 3, 6, 9, 14, 18, 27 in response to this comment.

April 22, 2009

The Extension Amendment and Conversion Proposal, page 17

2.
We note your disclosure on page 20 that, “[i]f the Conversion proposal is not approved, the Company will not effect the Extension Amendment.”  Please revise to address this, and any other proposal implementation conditions, in the front of your disclosure document.

Disclosure has been added to notice and to pages 1, 3, 7, 8, 17, 20 in response to this comment.

If you have any questions, please feel free to contact me at (212) 885-5442.

Very truly yours, /s/ Brad L. Shiffman Brad L. Shiffman

cc:	File